UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via Olgettina No. 58

20132 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On September 10, 2025, Genenta Science S.p.A. (the “Company”) issued a notice (“Notice”) regarding its Ordinary and Extraordinary Shareholders’ Meeting to be held in virtual meeting format on October 29, 2025 at 6:00 PM CET on first call, and second call on October 30, 2025 at 6:00 PM CET, if required. At the Ordinary and Extraordinary Shareholders’ Meeting, the Company’s shareholders will be asked to: (1) approve amendments to Article 4 of the Company’s by-laws to extend the Company’s corporate purpose in order to include all sectors covered by the Italian Golden Power legislation (Extraordinary session); (2) approve the increase in the size of the Board of Directors from three (3) members to five (5) members (Ordinary session); and (3) approve the appointment of two (2) board members (Ordinary session). The Notice and other materials related to its upcoming Ordinary and Extraordinary Shareholders’ Meeting will be posted on the Company’s website at www.genenta.com under the Investors tab on or about September 10, 2025.

Exhibits.

Exhibit No.	Description
99.1	Notice of Call of Ordinary and Extraordinary Shareholders Meeting dated September 8, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

By:	/s/ Richard B. Slansky
Name:	Richard B. Slansky
Title:	Chief Financial Officer

Dated: September 10, 2025